Virgin Galactic Holdings, Inc.

166 North Roadrunner Parkway, Suite 1C

Las Cruces, New Mexico 88011

March 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Karina Dorin

Re:	Virgin Galactic Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-234770

Dear Ms. Dorin:

On November 18, 2019, Virgin Galactic Holdings, Inc. (the “Company”) initially filed Registration Statement No. 333-234770 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Drew Capurro of Latham & Watkins LLP, at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

VIRGIN GALACTIC HOLDINGS, INC.,
a Delaware corporation

By:	/s/ Michelle Kley
Michelle Kley
Executive Vice President, General Counsel and Secretary

cc:	Shayne Kennedy, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP